Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Administrative Committee of SUPERVALU INC., and

SUPERVALU INC.:

We consent to incorporation by reference in the Registration Statement (No. 333-100917) on Form S-8 of SUPERVALU INC., of our report dated August 29, 2005, relating to the statements of net assets available for benefits of the Pittsburgh Division Profit Sharing Plan as of February 28, 2005 and February 29, 2004, and the related statement of changes in net assets available for benefits for the fiscal year ended February 28, 2005 which report appears in the annual report on Form 11-K of the Pittsburgh Division Profit Sharing Plan for the fiscal year ended February 28, 2005.

/s/    KPMG LLP

Minneapolis, Minnesota

August 29, 2005